SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2

STATEMENT BY HOLDING COMPANY

CLAIMING EXEMPTION

UNDER RULE U-3A-2 FROM THE

PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY

ACT OF 1935

* * * * *

File No. 069-00534

Cap Rock Energy Corporation

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, as amended (“Act”), and submits the following information:

1. The name, state of organization, location and nature of business of claimant and every subsidiary location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator or foreign utility company in which claimant directly or indirectly holds an interest:

Name	State of Organization	Location and Nature of Business
Cap Rock Energy Corporation	Texas	500 West Wall Street
Midland, Texas 79701
Holding Company

NewCorp Resources Electric	Texas	500 West Wall Street
Cooperative Inc.		Midland, Texas 79701
Public Utility

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale:

Cap Rock Energy Corporation (“Caprock”) is a holding company and along with its subsidiaries, is engaged in the electric distribution business operating in various non-contiguous areas in the State of Texas. Caprock’s predecessor in interest, Cap Rock Electric Cooperative, Inc. (the Cooperative), was incorporated as an electric cooperative in the State of Texas in 1939. Caprock provides service to over 35,000 meters in 28 counties in Texas. This includes 24,000 meters in 17 counties in the Midland-Odessa area of West Texas (the West Texas Divisions), 6,000 meters in the Central Texas area around Brady, Texas, and over 4,000 meters in Northeast Texas in Hunt, Collin and Fannin Counties. Caprock provides management services to the Farmersville Municipal Electric System, which services over 1,400 meters in Farmersville, Texas.

Caprock purchases power for resale to its retail customers from wholesale suppliers and distributes that power to its customers over transmission lines covering over 320 miles and over 11,000 miles of distribution lines. Caprock’s primary focus is on distribution of electricity to its customers. Caprock purchases all electric power pursuant to wholesale electric power contracts with Southwest Public Service Company, Lower Colorado River Authority and Garland Power and Light, which account for approximately 76%, 12% and 12%, respectively, of the electric power purchases of the Company.

Caprock’s wholly owned public utility subsidiary, NewCorp Resources Electric Cooperative, Inc. (“NewCorp”) owns and operates a transmission system in the Caprock’s West Texas Divisions. NewCorp provides transmission services to Caprock pursuant to a FERC regulated tariff.

3. Certain information, for the calendar year 2004 with respect to Caprock and its subsidiaries, is provided in the following:

(a)	Total MWH sold and related revenues.

899,054 MWH - $102,156,707

(b)	MWH sold at retail and related revenues.

710,689 MWH - $79,651,138

(c)	MWH sold at wholesale and related revenues.

188,365 MWH - $22,505,570

(d)	MWH purchased and related purchased power expenses.

1,007,619 - $53,345,382

4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an exempt wholesale generator or a foreign utility company.

Attached as Exhibit A are the balance sheet and income statement for the claimant.

The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February 2005.

Cap Rock Energy Corporation

By	/s/ Lee D. Atkins
Lee D. Atkins
Senior Vice President and Chief Financial Officer

Attest

/s/

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Lee D. Atkins
Senior Vice President and Chief Financial Officer
Cap Rock Energy Corporation
500 West Wall Street
Midland, Texas 79701

Exhibit A

CAP ROCK ENERGY CORPORATION

Consolidated Statements of Operations

In thousands, except per share amounts

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Operating revenues:
Electric sales	$22,005	$23,066	$64,485	$63,867
Other	347	277	1,022	1,070

Total operating revenues	22,352	23,343	65,507	64,937

Operating expenses:
Purchased power	13,472	10,532	31,958	30,030
Operations and maintenance	2,602	2,522	7,402	7,449
General and administrative	2,438	1,385	7,350	4,255
Depreciation and amortization	2,328	1,805	6,126	5,394
Property taxes	112	314	1,671	972
Other	62	38	190	282

Total operating expenses	21,014	16,596	54,697	48,382

Operating income	1,338	6,747	10,810	16,555

Other income (expense):
Allocation of income from associated organizations	539	530	539	530
Interest expense, net of capitalized interest	(1,831)	(1,658)	(5,536)	(5,032)
Loss on equity method investment value	—	(1,056)	—	(1,061)
Interest and other income	144	89	376	625
Equity earnings in MAP	—	66	—	144

Total other expense	(1,148)	(2,029)	(4,621)	(4,794)

Net income before income taxes	190	4,718	6,189	11,761

Income tax expense (benefit)	(658)	80	250	1,457

Net income	$848	$4,638	$5,939	$10,304

Net income per common share:
Basic	$0.56	$2.96	$3.82	$7.41

Diluted	$0.54	$2.86	$3.69	$7.13

Weighted average number of common shares oustanding:
Basic	1,527,857	1,568,498	1,553,072	1,390,636

Diluted	1,584,172	1,623,796	1,609,387	1,445,934

The accompanying notes are an integral part of these consolidated financial statements.

CAP ROCK ENERGY CORPORATION

Consolidated Balance Sheets

(In thousands)

	September 30, 2004	December 31, 2003
	(unaudited)
ASSETS
Current assets:
Cash	$22,493	$12,170
Restricted cash investment	14,169	14,169
Accounts receivable:
Electric sales, net	8,882	8,500
Other	303	371
Note receivable	—	1,250
Other current assets	3,226	1,587

Total current assets	49,073	38,047

Investments and notes receivable	11,005	10,045
Utility plant, net	150,028	152,162
Nonutility property, net	1,234	1,545
Regulatory and other assets	2,986	1,190

Total Assets	$214,326	$202,989

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$8,042	$4,654
Short-term note payable	14,169	14,169
Accounts payable:
Purchased power	2,968	2,798
Other	2,828	2,679
Purchased power subject to refund	4,592	203
Accrued, other and regulatory liabilities	4,981	3,902
Current income tax payable	812	562

Total current liabilities	38,392	28,967

Long-term debt, net of current portion:
Mortgage notes	136,922	143,188
Note payable and other capital leases	173	184

Total long-term debt	137,095	143,372

Deferred credits	5,004	3,677

Stockholders’ equity:
Preferred stock, par value $1 per share, 50,000,000 shares authorized issued or outstanding	—	—
Common stock, par value $.01 per share, 50,000,000 shares authorized, 1,643,600 shares issued and 1,527,405 outstanding at September 30, 2004; 1,650,395 shares issued and 1,567,725 outstanding at December 31, 2003	16	17
Paid in capital	11,459	11,641
Retained earnings	25,913	19,974
Less Deferred compensation	(1,798)	(3,826)
Less Treasury stock of 116,195 and 82,670 shares, respectively at September 30, 2004, and December 31, 2003	(1,755)	(833)

Total stockholders’ equity	33,385	26,973

Total Liabilities and Stockholders’ Equity	$214,326	$202,989